DD
5/30/14

SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section

MAY 28 2014

Washington, DC
124

14040657

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SEC FILE NUMBER
8 - 52746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/13** (MM/DD/YY) AND ENDING **03/31/14** * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue - Suite 1427
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum — (Area Code -- Telephone No.) **(212) 897-1694**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name -- *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

6/4/14

OATH OR AFFIRMATION

I, **Bishen Pertab**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ICICI Securities Inc.**, as of **March 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

CINDY YAU
NOTARY PUBLIC-STATE OF NEW YORK
No. 02YA6211682
Qualified in Westchester County
My Commission Expires November 18, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ICICI SECURITIES INC.

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ICICI Securities Inc.:

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the Company) as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2014 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 16, 2014

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2014

Assets

Cash	$	1,239,135
Receivable from clearing broker		102,431
Fixed assets, net of accumulated depreciation of $313,624		7,938
Due from affiliated company		364,601
Security Deposits		581,732
Prepaid expenses		135,089
Other assets		10,909
Total assets	**$**	**2,441,835**

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	385,135
Lease related liability		394,497
Total liabilities		779,632
Stockholder's equity:		
Common stock, $1 par value. Authorized 15,000,000 shares; issued and outstanding 12,980,000 shares		12,980,000
Additional paid-in capital		454,126
Accumulated deficit		(11,771,923)
Total stockholder's equity		1,662,203
Total liabilities and stockholder's equity	**$**	**2,441,835**

See accompanying notes to financial statements.

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States and in Singapore investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer, member of the Financial Industry Regulatory Authority (FINRA), Capital Markets Services (CMS) license holder from the Monetary Authority of Singapore (MAS) and registered as an International Dealer with the Canadian Securities Regulatory Authority (CSRA) in Canada.

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded on the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. The Company has entered into fixed fee arrangement with its affiliate for facilitating securities transactions on the affiliate's behalf. The monthly fixed management fee becomes due on the first day of each month and is recorded accordingly. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a

separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

(e) ***Foreign Currency***

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses. The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of income.

(f) ***Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivables from Clearing Broker

The Company has an arrangement with a clearing broker under which it introduces certain customer transactions on a fully disclosed basis. Receivables from clearing broker represent primarily a cash deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC and FINRA.

(4) Related Party Transactions

All of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and the Company is entitled to a monthly fixed management fee of $200,000 or 66% of commissions, whichever is greater. For the year ended March 31, 2014, total management fee charged to this affiliate were $2,400,000. As of March 31, 2014, receivable from the affiliate is $364,601 which represents the management fee.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250,000. At March 31, 2014, the Company had net capital of $835,996 which exceeded requirements by $585,996.

(6) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(7) Income Taxes

Total tax expense is $13,059. This represents federal alternative minimum tax, foreign tax, and state and local minimum tax. There is no expense for deferred income taxes for the year ended March 31, 2014 due to the utilization of net operating losses being offset by a reversal of the valuation allowances recorded on the related net deferred tax assets.

A reconciliation between the effective income tax benefit and the amount computed using the statutory federal tax rate of 35% is as follows:

Income before provision for income taxes	$	560,108
Expected:		
Federal deferred income tax expense	$	196,038
Other		86,382
Change in valuation allowance		(282,420)
Federal, State, and local current taxes		13,059
Total tax expense	$	13,059

The components of the net deferred tax assets are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	4,539,816
Lease related adjustments		177,642
Fixed assets		283,718
Credit carryforwards		59,268
Gross deferred tax assets		5,060,444
Less valuation allowance		(5,060,444)
Deferred tax assets, net	$	—

The components of the net deferred tax assets are as follows:

At March 31, 2014, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2029. Due to a history of net operating losses, management does not believe that the deferred tax asset is more likely than not to be realized and has established a full valuation allowance.

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2014. The Company recognizes accrued interest and penalties related to uncertain tax positions in (interest expense or income tax expense) within the consolidated statements of income. At this time the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination are:

Federal – 2010 and New York State and New York City – 2010

(8) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 29, 2017. Rental payments on this lease for the year ended March 31, 2014 was approximately $527,744. The approximate future minimum annual lease payments are:

		Payments
Year ended March 31:		
2015		527,744
2016		527,744
2017		483,765
Total	$	1,539,253

(9) Lease Related Liability

The Company, in order to partially mitigate the loss under the lease, in January 2010, had entered into a sublease arrangement which expires concurrently with the original lease with the landlord. The sublease rental receivables from the subtenant are substantially less than lease payments to the landlord and hence, the Company had recorded a loss on sublease. At March 2014, the Company has lease related liability of $394,497 which represents accrual for the loss on sublease.

(10) Bank Guaranty

Under the terms of the sublease the Company was required to provide a letter of credit to subtenant to cover the lease short fall. ICICI Bank Ltd., the ultimate parent, on behalf of the Company, has provided a Letter of Credit to subtenant for an amount of $1,000,000. The cost of the letter of credit of $51,997 is being amortized over the remaining life of the sublease.

(11) Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

(12) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2014:

	Useful life (in years)		2014
Computer equipment and software	3	$	107,772
Telecom	5		28,895
Furniture	7		184,895
			321,562
Less accumulated depreciation and amortization			(313,624)
		$	7,938

(13) Subsequent Events

The Company has evaluated all subsequent transactions and events after the balance sheet date through May 16, 2014, the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.

KPMG

ICICI SECURITIES INC.

General Assessment Reconciliation (Form SIPC-7)

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements should be deemed confidential pursuant to subparagraph (e) (3) of SEC Rule 17a-5.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
ICICI Securities Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by ICICI Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and invoices, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 16, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended March 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67705 FINRA Mar-14

ICICI Securities Inc

415 Madison Avenue - Suite 1427

New York NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bishen Pertab (646) 673-8549

2.	A.	General assessment (item 2e from page 2)	$ 6,045
	B.	Less payment made with SIPC-6 filed (exclude interest) 10/23/2013 Date Paid	(3,246)
	C.	Less prior overpayment applied	(-)
	D.	Assessment balance due or (overpayment)	2,799
	E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum	-
	F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,799
	G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 2,799	
	H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

ICICI Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of April, 20 14.

Bishen Pertab (PRESIDENT)
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2013 and ending March 31, 2014
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,456,540
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	38,564
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	38,564
2d.	SIPC Net Operating Revenue	$ 2,417,976
2e.	General Assessment @ .0025	$ 6,045
		(to page 1, line 2.A.)